Exhibit 99.1

Sapiens Partners with Atos to Help Insurers Solve Life & Pension Legacy Challenges

New partnership gains notable UK customer for Sapiens software solution

Holon, Israel – September 16, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today a new partnership with Atos, a global leader in digital transformation with 120,000 employees in 73 countries.

As part of the partnership agreement, Sapiens will provide their software platform and enhance it with Atos’ innovative services and BPO offering. Sapiens ConsolidationMaster provides a full, end-to-end legacy portfolio-focused system that deals with ‘dirty’ data and a wide range of product types.

Sapiens ConsolidationMaster is a unique proposition designed to provide a modern and cost-efficient platform for the administration of legacy books of business. The solution was selected following an extensive due diligence process, which sought to realise significant operational savings for customers.

Further benefits include:

●	Greater efficiency – Sapiens offers customisable solutions and streamlined processes.
●	Improved customer service – ease of operation allows for increased ability to manage and meet customer expectations and concerns.
●	Continued and reliable support in the face of regulatory change – Sapiens is committed to evolving with the industry and offers continual support in implementation of solutions.
●	Reductions in platform costs – by consolidating services into one platform, Atos will drastically reduce maintenance, training, and day-to-day operational costs.

“Sapiens customers in Europe are seeking an end-to-end solution for the administration of legacy that is responsive to changing legislation and a wide range of life and pension product types,” said Roni Al-Dor, Sapiens president and CEO. “We look forward to working closely with Atos to help them meet their goals of delivering the highest quality service, continuing to reduce ongoing and system support costs and increase efficiencies.”

About Atos

Atos is a global leader in digital transformation with 120,000 employees in 73 countries and annual revenue of €13 billion. European number one in cloud, cybersecurity and high-performance computing, the group provides end-to-end, orchestrated hybrid cloud, big data, business applications and digital workplace solutions through its digital transformation factory, as well as transactional services through Worldline, the European leader in the payment industry. For more information: www.atos.net/en/about-us.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com